ITHAX ACQUISITION CORP.

555 Madison Avenue

Suite 11A

New York, NY 10022

June 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	ITHAX Acquisition Corp.
Registration Statement on Form S-4
File No. 333-263727

Dear Ms. Barbarena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ITHAX ACQUISITION CORP., a Cayman Islands exempted company, hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-4 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on June 10, 2022, or as soon as practicable thereafter.

Please contact Michael S. Lee (michael.lee@reedsmith.com / telephone: (212) 549-0358) of Reed Smith LLP with any questions and please notify when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Dimitrios Athanasopoulos
Name:	Dimitrios Athanasopoulos
Title:	Chief Financial Officer

cc:	Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP
Alexander Lloyd, Michael P. Considine, P.C., Michele M. Cumpston, Kirkland & Ellis LLP

[Signature Page to Acceleration Request]